RUBICON MINERALS CORPORPORATION
(the “Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations and relates to the results of voting at the Annual and Special General Meeting of Shareholders of the Company held on Wednesday, June 29, 2011 (the “AGS Meeting”).

Resolution Number	Description of Matter	Outcome of Vote
1.
Appointment of Auditors

On a show of hands, the Chairman declared that the shareholders appointed De Visser Gray LLP., Chartered Accountants, as auditors of the Company for the ensuing year and authorized the directors to fix their remuneration.

Resolution approved
2.	Number of Directors On a show of hands, the Chairman declared that the shareholders determine the number of directors at five.	Resolution approved
3.
Election of Directors

The following five nominees set forth in the Company’s Management Proxy Circular (the “Circular”) dated May 25, 2011 were elected as directors of the Company for the ensuing year by a majority vote cast by ballot

Christopher J. Bradbrook
Bruce A. Thomas, QC.
David R. Reid
Julian Kemp
David W. Adamson

All nominees proposed by Management were elected for the ensuing year.

4.
Ratification of Stock Options Granted To Directors, Officers and Employees of the Company During 2010 And 2011

Ordinary resolution as set out on page 18 of the Circular to ratify the stock options granted to directors, officers and employees of the Company during 2010 and 2011.

Resolution approved
5.
Approval of an amended stock option plan for the Company and approval of unallocated entitlements under the Company’s stock option plan for the ensuing three (3) years

Ordinary resolution as set out on page 20 of the Circular to approve an amended stock option plan for the Company and to approve unallocated entitlements under the Company’s stock option plan for the ensuing three years.

Resolution approved
6.	Approval of the Shareholder Rights Plan Ordinary resolution as set out on page 25 of the Circular to approve the Shareholder Rights Plan.	Resolution approved

DATED this 30 day of June, 2011

RUBICON MINERALS CORPORATION

“David W. Adamson”
David W. Adamson
President and Chief Executive Officer